EXHIBIT 1

Board of Directors
OfficeMax Incorporated
150 Pierce Road
Itasca, IL 60143

January 10, 2006

To the Members of the Board:

We continue to believe that OfficeMax should be sold. We are confident that a sale will create more value for shareholders than any alternative strategy. Based on the stock market's reaction to our 13-D filing on December 27th, it is quite clear that we are not alone in our belief.

The pervasiveness of this view is not limited to your shareholders. Goldman Sachs, for instance, has issued a detailed research report that concludes "A sale of the company would deliver superior value to shareholders" and estimates a potential transaction could be valued at $39-$44 per share. We can only hope that the Goldman Sachs investment bankers who are advising the board are providing you with the same advice.

We believe that the best path forward for your shareholders is obvious. Why should a company's shareholders have to run a proxy contest to convince its board to do the right thing?



Abner Kurtin
Portfolio Manager